DIANE D. DALMY
                                 ATTORNEY AT LAW
                              8965 W. CORNELL PLACE
                            LAKEWOOD, COLORADO 80227
                            303.985.9324 (telephone)
                            303.988.6954 (facsimile)
                           email: ddalmy@earthlink.net



September 30, 2008


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Attn: H. Roger Schwall, Assistant Director
      Sean Donahue, Staff Attorney


Re:  Quartz Ventures, Inc.
     Amendment No. 2 to Form S-1
     File No. 333-152754


To Whom It May Concern:

On behalf of Quartz Ventures, Inc., a Nevada corporation (the "Company"), we submit the following responses which correspond to the comment contained in the Securities and Exchange Commission letter dated September 17, 2008 (the "SEC Letter") regarding Amendment No. 2 to the Registration Statement on Form S-1 (the "Registration Statement"). We have also attached the respective pages as amended for convenience of the SEC in its review.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, PAGE 26

1. In accordance with the staff's comments, the Registration Statement has been revised to reflect that Accident Prevention Plus, Inc. ("APP") became inactive approximately during 2004. Please be advised that we do not wish to make statements regarding the further business operations or affairs of APP after Mr. Goodhart resigned as an executive officer and a director of APP. We could not make such statements with the knowledge of their complete accuracy.

     Please be advised that the Board of Directors of the Company has appointed Fred DaSilva as an additional director to the Board of Directors.

Securities and Exchange Commission
Page Two
September 30, 2008


Please be further advised that we have updated the Registration Statement with current financial statements for the three-month period ended July 31, 2008 and included the respective disclosure in the MDA section.

Thank you for your attention in this matter.

Sincerely,


/s/ DIANE D. DALMY
    ______________
    Diane D. Dalmy